No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 21, 2017, has decided on changes in its Operating Officers as of April 1, 2017 and its Directors as of June 2017 after transition to a company with an audit and supervisory committee. The changes in its Directors as of June 2017 are subject to approval at the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2017 and/or a decision at the meeting of the Board of Directors to be held immediately thereafter.

Exhibit 2:

The Board of Directors of the Company, at its meeting held on February 21, 2017, resolved to transition from being a “company with a board of corporate auditors” to being a “company with an audit and supervisory committee”.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 22, 2017

[Translation]

February 21, 2017

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 21, 2017, has decided on changes in its Operating Officers as of April 1, 2017 and its Directors as of June 2017 after transition to a company with an audit and supervisory committee. The changes in its Directors as of June 2017 are subject to approval at the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2017 and/or a decision at the meeting of the Board of Directors to be held immediately thereafter.

With regard to transition to a company with an audit and supervisory committee, please refer to “Notice Concerning Transition to a Company with an Audit and Supervisory Committee”, which is being disclosed today - February 21, 2017.

Particulars

1.	Planned Personnel Changes in Directors

<As of Ordinary General Meeting of Shareholders to be held in June 2017>

Candidate for Directors to be Newly Appointed

(Excluding Directors who are Audit and Supervisory Committee Members)

Name	New Title	Current Title
Toshiaki Mikoshiba	Senior Managing Director	Senior Managing Officer

Candidates for Directors, Audit and Supervisory Committee Members to be Newly Appointed

Name	New Title	Current Title
Masahiro Yoshida	Director, Audit and Supervisory Committee Member	Corporate Auditor

Masafumi Suzuki	Director, Audit and Supervisory Committee Member	General Manager, Accounting Division, Business Management Operations

Toshiaki Hiwatari	Director, Audit and Supervisory Committee Member	Corporate Auditor

Hideo Takaura	Director, Audit and Supervisory Committee Member	Corporate Auditor

Mayumi Tamura	Director, Audit and Supervisory Committee Member	Corporate Auditor

Mr. Toshiaki Hiwatari, Mr. Hideo Takaura, and Ms. Mayumi Tamura are candidates for role of External Director defined under the provision of the Companies Act of Japan.

Mr. Masafumi Suzuki will remain in his current position until March 31, 2017.

Directors to change titles

Name	New Title	Current Title
Takashi Sekiguchi	Managing Officer	Managing Officer and Director

Shinji Aoyama	Operating Officer	Operating Officer and Director

Noriya Kaihara	Operating Officer	Operating Officer and Director

Kazuhiro Odaka	Operating Officer	Operating Officer and Director

Masayuki Igarashi	Operating Officer	Operating Officer and Director

2.	Planned Personnel Changes in Corporate Auditors

<As of Ordinary General Meeting of Shareholders to be held in June 2017>

Corporate Auditor to retire / Corporate Auditors to change titles

Name	Current Title
Masahiro Yoshida	Corporate Auditor

Kunio Endo	Corporate Auditor

Toshiaki Hiwatari	Corporate Auditor

Hideo Takaura	Corporate Auditor

Mayumi Tamura	Corporate Auditor

Mr. Masahiro Yoshida, Mr. Toshiaki Hiwatari, Mr. Hideo Takaura, and Ms. Mayumi Tamura are the candidates (as mentioned above) to be newly appointed Directors, Audit and Supervisory Committee Members, subject to approval at the General Meeting of Shareholders scheduled to be held in June 2017.

3.	Planned Personnel Changes in Operating Officers

<As of April 1, 2017>

Operating Officers to be Newly Appointed

Name	New Title	Current Title
Katsuhisa Okuda	Operating Officer	General Manager, Business Administration Office, Power Product Operations

Katsuhide Moriyama	Operating Officer	General Manager, Marketing Planning Office, Automobile Operations
<As of Ordinary General Meeting of Shareholders to be held in June 2017> Operating Officers to change titles
Name	New Title	Current Title
Takahiro Hachigo	President and Representative Director	President, Chief Executive Officer and Representative Director

Seiji Kuraishi	Executive Vice President and Representative Director	Executive Vice President, Executive Officer and Representative Director

Yoshiyuki Matsumoto	Senior Managing Director	Senior Managing Officer and Director

Toshiaki Mikoshiba	Senior Managing Director	Senior Managing Officer

Yoshi Yamane	Senior Managing Director	Senior Managing Officer and Director

Kohei Takeuchi	Senior Managing Director	Senior Managing Officer and Director

Mr. Toshiaki Mikoshiba is a candidate to be a newly appointed Director (Excluding Directors who are Audit and Supervisory Committee Members), subject to approval at the General Meeting of Shareholders scheduled to be held in June 2017.

<For Reference>

The composition of Directors and Operating Officers as of April 1, 2017 and June 2017 (Ordinary General Meeting of Shareholders)

1.	Directors and Corporate Auditors

Name	As of June (Ordinary General Meeting of Shareholders)	As of April 1, 2017
Takahiro Hachigo	President and Representative Director	President, Chief Executive Officer and Representative Director

Seiji Kuraishi	Executive Vice President and Representative Director	Executive Vice President, Executive Officer and Representative Director

Yoshiyuki Matsumoto	Senior Managing Director	Senior Managing Officer and Director

Toshiaki Mikoshiba	Senior Managing Director*[3]	Senior Managing Officer

Yoshi Yamane	Senior Managing Director	Senior Managing Officer and Director

Kohei Takeuchi	Senior Managing Director	Senior Managing Officer and Director

Hideko Kunii	Director*[1]	Director*[1]

Motoki Ozaki	Director*[1]	Director*[1]

Takanobu Ito	Director and Advisor	Director and Advisor

Masahiro Yoshida	Director, Audit and Supervisory Committee Member *[3]	Corporate Auditor

Kunio Endo	-	Corporate Auditor

Masafumi Suzuki	Director, Audit and Supervisory Committee Member*[3]	(General Manager, Accounting Division, Business Management Operations)*[2]

Toshiaki Hiwatari	Director*[1], Audit and Supervisory Committee Member*[3]	Corporate Auditor*[1]

Hideo Takaura	Director*[1], Audit and Supervisory Committee Member*[3]	Corporate Auditor*[1]

Mayumi Tamura	Director*[1], Audit and Supervisory Committee Member*[3]	Corporate Auditor*[1]

*1	External Directors or Corporate Auditors
*2	Mr. Masafumi Suzuki will remain in his current position until March 31, 2017
*3	To be newly appointed

2.	Operating Officers

Name	As of June (Ordinary General Meeting of Shareholders)	As of April 1, 2017
Toshihiko Nonaka	Managing Officer	Managing Officer

Takashi Sekiguchi	Managing Officer	Managing Officer and Director

Soichiro Takizawa	Managing Officer	Managing Officer

Michimasa Fujino	Managing Officer	Managing Officer

Naoto Matsui	Operating Officer	Operating Officer

Mitsugu Matsukawa	Operating Officer	Operating Officer

Shinji Aoyama	Operating Officer	Operating Officer and Director

Noriya Kaihara	Operating Officer	Operating Officer and Director

Tetsuo Suzuki	Operating Officer	Operating Officer

Issao Mizoguchi	Operating Officer	Operating Officer

Toshihiro Mibe	Operating Officer	Operating Officer

Yusuke Hori	Operating Officer	Operating Officer

Tomomi Kosaka	Operating Officer	Operating Officer

Noriaki Abe	Operating Officer	Operating Officer

Toshiyuki Shimabara	Operating Officer	Operating Officer

Yasuhide Mizuno	Operating Officer	Operating Officer

Kazuhiro Odaka	Operating Officer	Operating Officer and Director

Masayuki Igarashi	Operating Officer	Operating Officer and Director

Hiroyuki Kachi	Operating Officer	Operating Officer

Soichi Yamamoto	Operating Officer	Operating Officer

Katsushi Inoue	Operating Officer	Operating Officer

Kimiyoshi Teratani	Operating Officer	Operating Officer

Asako Suzuki	Operating Officer	Operating Officer

Katsuhisa Okuda	Operating Officer	Operating Officer*[1]

Katsuhide Moriyama	Operating Officer	Operating Officer*[1]

*	[1] To be newly appointed

[Translation]

February 21, 2017

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Transition to a Company with an Audit and Supervisory Committee

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held today, resolved to transition from being a “company with a board of corporate auditors” to being a “company with an audit and supervisory committee,” as follows.

Concerning management personnel affairs in connection with this matter, please see the separate disclosure made today, entitled “Notice Concerning Management Changes.”

Particulars

Transition to a Company with an Audit and Supervisory Committee

(1)	Purpose of the transition

Based on its Fundamental Beliefs, the Company strives to enhance corporate governance in order to further strengthen the trust of its shareholders/investors, customers and society; seek sustainable growth and the enhancement of corporate value over the medium to long term; and in order that it becomes “a company that society wants to exist.” As such, corporate governance is one of the most important management issues.

In order to further strengthen the supervisory function of the Board of Directors and further enable faster decision-making, the Company decided to transition to being a company with an “audit and supervisory committee,” which is a committee composed of directors that allows increased segregation between the supervisory function and the execution of duties and further delegation of executive authority to directors from the board of directors.

(2)	Transition schedule

The Company plans to transition to being a company with an audit and supervisory committee after obtaining approval for requisite amendments to the Articles of Incorporation at the 93rd Ordinary General Meeting of Shareholders, scheduled to be held in June 2017. An announcement will be made once the details of the amendments to the Company’s Articles of Incorporation, to be proposed at the 93rd Ordinary General Meeting of Shareholders, are determined.